Morgan Stanley Institutional Fund Trust

522 Fifth Avenue

New York, NY 10036

December 21, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Larry Greene, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)

(File Nos. 2-89729 and 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class H shares of certain portfolios (the “Portfolios”) of the Trust filed with the Securities and Exchange Commission on October 22, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to, or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 81 to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment), which will be filed via EDGAR on or about December 21, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provisions.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provisions, separate from the Post-Effective Amendment.

Comment 2.	Please indicate whether the Trust has filed a 40-17G filing relating to its 2005 fidelity bond.

Response 2. The Trust has filed a 40-17G filing relating to its 2005 fidelity bond.

COMMENTS TO THE PROSPECTUSES

Comment 3.	Consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the International Fixed Income Portfolio will invest in the securities of issuers located in a significant number of countries throughout the world. Amend the definition of an issuer being from a particular country included in the section "Process" to indicate that the first criteria (i.e., its principal trading market) must be satisfied along with one of the remaining two prongs.

Response 3. We confirm that the International Fixed Income Portfolio is invested in the securities of issuers located in multiple countries throughout the world.

We respectfully acknowledge your comment, however, we believe that an issuer can be deemed to be from a particular country if such issuer meets any one of the three prongs of the definition. In addition, the definition as disclosed in the prospectus is used by the Morgan Stanley compliance department to monitor the status of such issuers and we believe that the current criteria for determining whether an issuer is from a particular country are adequate and consistent with other similar funds in the industry.

Comment 4.	With respect to the Investment Grade Fixed Income Portfolio, if the Portfolio can invest in preferred stock, please note in the disclosure.

Response 4. The Portfolio may invest to a limited extent in preferred stock, as indicated in the Trust’s Statement of Additional Information.

Comment 5.	With respect to the Investment Grade Fixed Income Portfolio, include risk disclosure relating to investments in structured products. Additionally, if the Portfolio invests in mortgage securities, please ensure that appropriate risk disclosure is included.

Response 5. Disclosure describing the risks of structured products and mortgage securities is included in the Principal Risks section of the Prospectus for this Portfolio and expanded disclosure relating to both structured products and mortgage securities is included in the section of the Prospectus entitled “Investment Strategies and Related Risks”.

Comment 6.	With respect to the International Fixed Income Portfolio, please indicate that shareholders will receive at least 60 days’ prior notice of any changes in the Portfolio’s 80% policy.

Response 6. The disclosure has been amended as requested.

Comment 7.	Please confirm that each Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections, in accordance with Item 2(b) of Form N-1A, and consider adding disclosure to clarify accordingly.

Response 7. Each Portfolio’s principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, in accordance with Item 2(b) of Form N-1A.

Comment 8.	In the section of the Prospectus entitled Fees and Expenses of the Portfolios, please ensure that the sidebar to the Example is accurately placed.

Response 8. The formatting has been confirmed and the sidebar to the Example is accurately placed.

Comment 9.	Consider deleting the column of the Expense table entitled Shareholder Servicing Fee as the Service Fees relating to these Portfolios are included in the column entitled Distribution and/or Service (12b-1) Fees.

Response 9. The column entitled Shareholder Servicing Fee has been deleted.

Comment 10.	Consider moving the Fees and Expenses footnotes to after the Example.

Response 10. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 11.	In the notes to the Fee table, please disclose who will be receiving the benefit of the voluntary fee reduction and/or reimbursement relating to the Municipal Portfolio.

Response 11. The disclosure has been amended as requested.

Comment 12.	With respect to the derivative securities in which the Portfolios can invest, please supplementally confirm whether the Portfolios can gain 100% exposure to the fixed income securities in which each Portfolio may invest through its investments in derivatives.

Response 12. The Portfolios can gain 100% exposure to the fixed income securities in which they may invest through their investments in derivatives.

COMMENTS TO THE SAI

Comment 13.	Please confirm that the Trust’s concentration policy set forth under the Trust’s Investment Limitation (7) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 13. Although the Trust’s concentration policy set forth under Investment Limitation (7) refers to investments of “more than 25% …”, the Trust complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4985 or Elisa Mitchell (630) 684-6724. Thank you.

Sincerely,

/s/ Sheelyn Michael
Sheelyn Michael

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